Mail Stop 3561

August 11, 2006

Via U.S. Mail

Harold E. Rolfe, Esq.
Senior Vice President,
General Counsel and Secretary
Hertz Global Holdings, Inc.
225 Brae Boulevard
Park Ridge, New Jersey 07656-0713

Re: Hertz Global Holdings, Inc.
Registration Statement on Form S-1
Filed July 14, 2006
File No. 333-135782

Dear Mr. Rolfe,

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Prior to printing and distribution of the preliminary prospectus, please supplementally provide us mock-ups of any pages that include any additional pictures or graphics to be presented. Accompanying captions, if any, should also be provided. We may have comments after reviewing the materials.

Registration Statement Cover Page

2. Please revise your fee table to separately list the shares offered by the selling shareholders.

Prospectus Cover Page

3. Please remove the terms, "Joint Global Coordinators and Bookrunners" and "Joint Bookrunners" from the cover page of your prospectus.

Summary, page 1

General

4. Please revise to balance the disclosure regarding your company. For example, if you choose to discuss your revenues and operating income, you should also provide information regarding your net income. Additionally, while we note that you have provided financial information regarding your fiscal year ended December 31, 2005, as the acquisition and refinancing transactions did not take place until shortly before your year-end, revise to provide comparable information regarding the results of your business since the acquisition to give an investors a better idea of how the company they will be investing in has performed so far.

Our Segments, page 1

5. Please provide us with support for the first four "key facts" you reference on page 2, as well as for other statements throughout the document regarding your competitive position. For example, we note your statements that you maintain the second largest market share in the off-airport car rental market in the U.S. and that HERC has long been a leader in the equipment rental business in the U.S.

Our Markets, page 2

6. We note your reference in this section and throughout the document to industry information provided by Auto Rental News and the FAA, as well as to information based on "industry sources" "air travel trade association data" "a leading construction industry research resource" and other general references. Please revise your disclosure throughout the prospectus to indicate the date of each of the reports or resources you reference. Additionally, please revise throughout the document to either identify the sources of the general references you make or revise to attribute the information to the company, based on its own research. For example, revise to specifically identify the "air travel trade association data" and "industry sources" you refer to. Finally, please be advised that you must provide

consents with respect to any statistics or other data provided that are not either attributed to the company or based on public information available for free or at a nominal cost. See Rule 436 of Regulation C. Revise throughout the document as appropriate.

Principal and Selling Stockholders, page 7

7. Please expand this section to include a table for investors clearly disclosing the aggregate amount of the investment the sponsors made in connection with the acquisition and refinancing transactions, the aggregate amount of funds they have received so far (including dividends, consulting fees and any other amounts received from the company or its affiliates), the estimated amount they will receive as selling shareholders and the value of their remaining ownership interest based on the offering price of the company's stock.

8. Revise this section to disclose the percentage of common stock the sponsors will continue to own following the public offering and the rights they have regarding the nomination of directors.

Summary Historical and Unaudited Pro Forma Financial Data, page 9

9. We note that the fiscal year 2005 statement of operations data included in your "Summary Historical and Unaudited Pro Forma Financial Data" table is based upon combined predecessor and successor financial information.   The presentation of combined predecessor and successor financial data is not considered appropriate due to the change in basis that resulted from Hertz Global Holdings, Inc.'s acquisition of Hertz Corporation from Ford. As such, please revise your disclosures to present the statement of operations data for the predecessor and successor financial periods, separately.

10. We note that you have disclosed EBITDA, which is considered to be a non-GAAP measure, in the "Summary Historical and Unaudited Pro Forma Financial Data" section of your registration statement. It appears that you believe EBITDA to be a supplemental measure of both your operating performance and your liquidity. Furthermore, you state that i) you believe EBITDA is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in your industries, ii) management uses EBITDA to evaluate comparisons between you and your competitors and for internal monitoring and comparison purposes, and iii) you believe that investors, analysts, and rating agencies consider EBITDA useful in measuring your ability to meet your debt service obligations and make capital expenditures.

Paragraph (e)(1)(i)(C) of Item 10 of Regulation S-K requires you to provide a statement disclosing the reasons why you believe the presentation of your non-

GAAP measure provides useful information to investors regarding your financial condition and results of operations. However, we do not believe that you have provided substantive reasons for the presentation of EBITDA as a performance measure or a measure of liquidity. Based upon your disclosures, EBITDA does not appear to be directly associated with any of your material debt covenants. In addition, we note that in accordance with footnote 44 of the SEC's release regarding "Conditions for Use of Non-GAAP Financial Measures," the fact that a non-GAAP measure is used by or useful to analysts (or similar parties) cannot be the sole support for presenting the non-GAAP financial measure. Furthermore, we are unclear as to how the presentation of EBITDA, which excludes depreciation and interest expense, is useful to your investors, for the following reasons:

- Revenue earning equipment is the largest asset class on your balance sheet.
- Depreciation is a material expense to your business.
- You will continue to replace your revenue equipment prior to such equipment becoming fully depreciated, as a part of your normal business operations.
- Your business is highly leveraged, resulting in significant interest expense.

As such, please revise your disclosures to provide substantive reasons, specific to you, which demonstrate the usefulness of the presentation of EBITDA to investors. Alternatively, discontinue the use of this non-GAAP measure. Please refer to question numbers 8, 10, and 15 of our release titled "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures" for further guidance with regard to the presentation of EBITDA in documents filed with the SEC.

11. We note that you have disclosed Pro Forma Corporate EBITDA, which is a non-GAAP measure, in the "Summary Historical and Unaudited Pro Forma Financial Data" section of your registration statement. It appears that you believe this measure is useful to your investors because several of your material debt covenants are based on Corporate EBITDA. You state further that non-compliance with your debt covenants could result in the requirement to immediately repay all amounts outstanding under the related agreements, and thus, could have a material adverse effect on your results of operations, financial position, and cash flows.

While the presentation of an adjusted EBITDA measure is sometimes permitted when i) such measure relates directly to the computation of a material covenant to a material credit agreement and ii) the information about the covenant is material to an investor's understanding of the company's financial condition and/or liquidity, we believe that you should expand your discussion of Corporate EBITDA if you wish to continue to present the measure in your registration statement. In this regard, please expand your disclosure to state the specific covenants which are computed based upon Corporate EBITDA, the amount of debt that is subject to such covenants, the amount(s) or limit(s) required for compliance with the covenants, and the financial covenant ratios calculated for your company as of the latest fiscal year and interim period. Furthermore, if you desire to continue to present Corporate EBITDA as a measure of liquidity, you should reconcile this measure to a measure of cash flow. Alternatively, please discontinue the presentation of this non-GAAP measure. Refer to question numbers 10 and 12 of our release titled "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures" for additional guidance.

12. In addition, we note that you have presented Corporate EBITDA on a pro forma basis. However, we are unclear how your computation of pro forma Corporate EBITDA would compare to Corporate EBITDA computed based upon your actual results of operations. As such, please provide us with a detailed computation of pro forma Corporate EBITDA, as well as, Corporate EBITDA computed based upon your actual results of operations.

13. We note that you have disclosed pro forma Corporate EBITDA on a segment basis. Furthermore, as you have reconciled this measure to "Income (loss) before income taxes and minority interest" for each of your segments, it appears that you have presented pro forma Corporate EBITDA as a performance measure. We do not believe that the presentation of Corporate EBITDA as a measure of segment performance is useful to your investors. As such, if your debt covenants do not specifically require the computation of Corporate EBITDA on a segment basis, we believe that you should discontinue the presentation of this non-GAAP measure.

14. We note that you have disclosed net corporate debt, which appears to be a non-GAAP measure, in the "Summary Historical and Unaudited Pro Forma Financial Data" section of your registration statement. You state that this measure is an important statistic to management and to ratings agencies as it helps measure your leverage. However, we do not believe that your disclosure of how the measure is used by management and ratings agencies provides substantive evidence of its usefulness to investors. Furthermore, it is unclear how your investors would benefit from the presentation of a measure which eliminates over 50% of your outstanding debt balance. As such, please disclose the reasons, specific to your company, which explain why your non-GAAP measure provides useful information to your investors regarding your company's financial condition, or discontinue its presentation. Refer to the guidance of paragraph (e)(1)(i)(C) of Item 10 of Regulation S-K.

15. We note that your "Summary Historical and Unaudited Pro Forma Financial Data" table includes several statistical measures (e.g. rental rate revenue per transaction day, rental and rental related revenue, and same store revenue growth) which appear to be computed on a non-GAAP basis. While statistical measures that are computed using GAAP financial measures are permitted by paragraph (e)(4) of Regulation S-K, we note that several of your statistical measures are computed based upon revenue measures that eliminate the effects of fluctuations in foreign

currency. We believe that you should recalculate your statistical measures based upon your revenues recognized in accordance with GAAP, or clearly explain in the filing why your presentation is appropriate.

Risk Factors, page 18

If we acquire any business in the future, they could prove difficult to integrate…, page 24

16. Do you have any current plans, proposals or arrangements regarding acquisitions? If so, please revise throughout your document as appropriate to disclose such plans. If not, this risk appears to be one that could apply to any issuer and should be removed.

We face risks related to changes in our ownership, page 25

17. Please confirm that your proposed offering would not trigger the change of control clauses in your agreements with third parties or government authorities. Additionally, please confirm that there are no other current plans regarding a change in the ownership of your company.

Risks Relating to Our Substantial Indebtedness, page 28

18. Please disclose the amount of total assets and the percentage of assets pledged as collateral and discuss any material risks that you or Hertz may face as a result thereof.

Because affiliates of certain underwriters are lenders, page 33

19. Revise both the subheading and text of this risk factor to identify the "certain underwriters" to whom you refer.

Our share price may decline due to the large number of shares eligible for future sale, page 33

20. Please disclose the maximum number of shares subject to registration rights.

Recent Transactions, page 38

21. Please expand this disclosure to list all of the refinancing transactions as discussed in Note 1 to the unaudited interim financial statements.

22. Please disclose the amount of Hertz's cash on hand used in connection with the acquisition.

Use of Proceeds, page 39

23. Revise the second paragraph of this section indicate that the special dividend was paid to your sponsors, as they own over 99% of the company.

Capitalization, page 41

24. Please revise the pro forma data provided in your capitalization table to give effect to your stock issuances which occurred subsequent to March 31, 2006. In addition, your pro forma capitalization data should reflect your borrowings of $84.9 million on May 15, 2006, to the extent that such borrowings were not directly offset by use of the proceeds for the payment of your 6.5% notes that were due in 2006.

Dilution, page 42

25. The dilution section of your registration statement should disclose your pro forma net tangible book value (on a total and per share basis) after giving effect to transactions that occurred subsequent to March 31, 2006, but prior to your offering. For example, you should disclose your pro forma net tangible book value after giving effect to i) the shares of your common stock issued in May and June of 2006, ii) the payment of the "Hertz Holdings Dividend on June 30, 2006 using the proceeds of additional borrowings, and iii) the $84.9 million borrowed on May 15, 2006 under the delayed draw term loan of your Senior Term Facility, to the extent that such borrowings were not directly offset by use of the proceeds for the payment of your 6.5% notes that were due in 2006. Please revise your disclosures, accordingly

Unaudited Pro Forma Condensed Consolidated Financial Statements, page 44

26. Please briefly explain to us the basis for the increased public liability and property damage accretion expense, as referred to in adjustment two.

27. Please explain to us how adjustment 2(a) regarding the interest rate swaps meets the preparation requirements of Rule 11-02(b)(6) of Regulation S-X. Specifically, it appears that the adjustment will not have a continuing impact since you assigned the interest rate swaps to a third party for cash contemporaneously with the closing of the transaction.

28. Please explain to us how adjustment 2(b) regarding the Senior Euro Notes meets the preparation requirements of Rule 11-02(b)(6) of Regulation S-X. Specifically, it appears that the adjustment is not directly attributable to the transaction, rather it is attributable to changes in exchange rates.

Management's Discussion and Analysis

Results of Operations, page 60

29. We note that the direct operating expenses reported in your consolidated statements
of operations represent approximately 54.9%, 60.6%, 60.5%, and 58.2% of your
total expenses reported for the successor period ended December 31, 2005, the
period ended December 20, 2005, the fiscal year ended December 31, 2004, and the
fiscal year ended December 31, 2003, respectively. We note further that your
direct operating expenses include wages and related benefits; commissions and
concession fees paid to airport authorities, travel agents and others; facility, self-
insurance and reservation costs; the cost of new equipment and consumables
purchased for resale; and other costs relating to the operation and rental of revenue
earning equipment, such as damage, maintenance and fuel costs. Given i) the
materiality of your direct operating expenses relative to total expenses and ii) the
various types of expenses that are combined into this income statement line item,
please expand your MD&A disclosures to provide a qualitative and quantitative
discussion of any individually material expense classifications that are included in
direct operating expenses.

Contractual Obligations, page 72

30. Please provide footnotes to your contractual obligations table which discuss the
material obligations that you have incurred subsequent to December 31, 2005. For
example, please provide a discussion of the payment terms of the $1 billion Hertz
Holdings Loan Facility entered into on June 30, 2006. Furthermore, as it appears
that your capital expenditures are highest during the first and second quarters of the
year, please disclose the amount of any additional purchase agreements entered into
subsequent to December 31, 2005, if applicable.

Off-Balance Sheet Commitments, page 74

31. We note that you have disclosed the indemnification agreements you entered into
with the sponsors in this section. As Item 303(a)(4) of Regulation S-K requires the
disclosure of off-balance sheet arrangements that have or are reasonably likely to
have a current or future effect on the registrant's financial condition that is material
to investors, please expand this disclosure to better explain the material effects that
have occurred or are reasonably likely to occur. Ensure that your revised
disclosure includes the items specified in paragraphs (a)(4)(i)(A)-(D) of Item 303 to
the extent necessary to an understanding of these effects.

Like-Kind Exchange Program, page 77

32. Please briefly explain to us why your rental cars are not considered stock in trade or other property held primarily for sale under Section 1031(a)(2)(A) of the Internal Revenue Code given the number, frequency, and continuity of sales made by you.

33. Please disclose in the notes to your financial statements how you will account for the like-kind exchange program under SFAS No. 153. In addition, explain to us how you have determined that your nonmonetary exchanges have commercial substance under paragraph 21 of SFAS No. 153.

Business

Other Operations, page 99

34. We note from your website that the Hertz car sales and Hertz lease businesses appear as separate operations. Please revise to discuss or advise.

Legal Proceedings, page 107

35. Please revise to include the amount of relief sought in each of the first three cases you describe.

Security Ownership of Certain Beneficial Owners, Management and Selling Stockholders, page 128

36. If applicable, please indicate by footnote or otherwise the amount known to be shares with respect to which each listed beneficial owner has the right to acquire within 60 days. See Item 403(a) of Regulation S-K.

37. While we note your disclosure regarding the relationship between Merrill Lynch, as underwriter, and affiliates of Merrill Lynch, as selling stockholders, please tell us whether any of your other selling stockholders are registered broker-dealers or affiliates of a broker-dealer.

Underwriting, page 159

38. Please revise this section to include an appropriate heading on page 163. As currently drafted, it appears that all of the disclosure at the end of the underwriting section relates to the European Economic Area and the discussion regarding affiliates of Merrill Lynch would be easy for investors to miss.

Financial Statements for the Fiscal Year Ended December 31, 2005

Consolidated Statements of Operations, page F-4

39. We note that you used $991 million of the proceeds from the Hertz Holdings Loan
    Facility entered into on June 30, 2006 to pay special cash dividends to your
    common stockholders. We also note that you intend to use cash proceeds from
    your offering to repay this facility. Given that i) the dividends paid to your
    common shareholders on June 30, 2006 exceeded your earnings in the most recent
    year, ii) the proceeds from your offering will be used to repay the loan facility, and
    iii) you entered the loan facility specifically for the purpose of funding the
    dividends to your common shareholders, it appears that such dividends are
    effectively being paid for using proceeds from your offering. As such, please
    disclose, both in your statement of operations and in your pro forma condensed
    consolidated financial statements, pro forma earnings per share data for the latest
    fiscal year and interim period, which gives effect to the number of shares from your
    offering whose proceeds will be used to repay your loan facility. Furthermore,
    please provide a pro forma balance sheet, alongside the balance sheet for the latest
    interim period, which gives effect to your dividend payment. Refer to the guidance
    provided in SAB Topic 1:B:3.

Consolidated Statements of Cash Flows, page F-30

40. Please explain to us is detail how you have considered the guidance in paragraph
    24 of SFAS 95 in regard to the presentation of your cash flows from the purchases
    and sales of revenue earning equipment. We note that the useful life of your
    revenue earning cars can be as short as six months. Paragraph 24 states that when
    equipment is rented for only a short period of time before disposal the cash flows
    shall be considered operating activities. As part of your response, identify for us
    any different classes of cars based on its estimated useful.

Notes to Consolidated Financial Statements

General

41. You state in the "Dividend Policy" section on page 40 of your registration
    statement that your ability to pay dividends to holders of your common stock is
    limited as a practical matter by Hertz's Senior Credit Facilities, Hertz's Fleet Debt
    Facilities, and the indentures governing Hertz's Senior Notes and Senior
    Subordinated Notes, as such debt facilities and securities directly or indirectly
    restrict Hertz's ability to pay dividends or make loans to Hertz Holdings. You state
    on page 69 of the "Liquidity and Capital Resources" section of MD&A that on
    June 30, 2006, Hertz entered into amendments to each of its Senior Term Facility

and Senior ABL Facility which provide for (among other things) additional capacity to pay dividends under the covenants of the credit facilities. Please disclose in a footnote to your financial statements i) the pertinent details of the restrictions on your ability to pay cash dividends and ii) the amount of retained earnings and/or net income that is restricted or free of restrictions. In addition, separately disclose the specific amount of net assets of your consolidated and unconsolidated subsidiaries that are restricted from transfer to Hertz Global Holdings, Inc. (as of the balance sheet date) in the form of loans, advances or cash dividends without the consent of a third party. Refer to the requirements of Rule 4-08(e) of regulation S-X.

42. Furthermore, given that you also paid the "Hertz Holdings Dividend" on June 30, 2006, we believe you should discuss the amendments to your Senior Term Facility and Senior ABL Facility as they relate to payment of the "Hertz Holdings Dividend." In this regard, please tell us and disclose whether the restrictions on you ability to pay dividends were amended strictly to allow for the payment of the "Hertz Holdings Dividend," or whether your credit facilities will allow for subsequent payments of dividends. If your company is allowed to pay additional dividends subsequent to the payment of the "Hertz Holdings Dividend," specifically disclose the amount of retained earnings and/or net income that remains available for the payment of such dividends.

Note 1 – Summary of Significant Accounting Policies

Depreciable Assets, page F-35

43. Please discuss in the note the basis for the change in revenue earning equipment depreciation rates, as referred to in your quarterly financial information footnote.

44. We note that depreciation expense is adjusted for the difference between the net proceeds received and the remaining book value. Please explain to us how your accounting and presentation is appropriate.

Note 9 – Taxes on Income, page F-61

45. We note that you recognized current federal tax expense/(benefit) of approximately ($214.5) million, ($23.0) million, and $577.6 million for the periods ended December 31, 2003 and December 31, 2004, and the period ended December 20, 2005, respectively. We also note that you recognized deferred federal tax expense/(benefit) of approximately $270.2 million, $132.9 million, and ($435.0) million during the periods ended December 31, 2003 and December 31, 2004, and the period ended December 20, 2005, respectively. Please tell us and disclose why the amounts of your current and deferred federal tax expense or benefit for the

predecessor period ended December 20, 2005 were materially different from the
amounts reported for the periods ended December 31, 2003 and 2004.

Note 11 – Segment Information, page F-65

46. For each segment, we note that you present both "income (loss) before income
taxes and minority interest" and "operating income loss: pre-tax income (loss)
before interest expense and minority interest." Please provide a detailed
explanation in your filing of the reason why you present two measures of profit and
loss for each segment. In addition, reconcile the latter measure to income (loss)
before income taxes and minority interest and provide the disclosures required by
paragraphs 27(c) and (d) of SFAS 131.

47. Please provide the disclosure required by paragraph 37 of SFAS 131. For instance,
it appears that you should separately quantify the revenues attributable to (1) the
fueling of vehicles, (2) the sale of loss or collision damage waivers, and (3) the sale
of liability insurance coverage, each of which is from company-operated car rental
operations.

Note 12 – Litigation and Guarantees

48. Please disclose your accounting policy for legal fees and other directly related costs
to be incurred in conjunction with a loss contingency.

Guarantees, page F-69

49. Please tell us whether the Sponsor indemnification agreements are within the scope
of FIN 45 and explain to us the basis for your conclusion. Refer to paragraph 3(c)
of FIN 45 for guidance. If necessary, separately address each Sponsor
indemnification agreement. In addition, if the agreements are within the scope of
the Interpretation, provide us your analysis of how the liabilities recorded were
determined. Finally, discuss your accounting for these agreements in this footnote
and provide any disclosures required by paragraph 13 of FIN 45.

50. Please disclose your accounting under FIN 45 for the tax indemnification
agreements.

Note 15 – Related Party Transactions

Indemnification Agreements, page F-78

51. Please provide us an itemization of the costs underlying the $75 million paid to the
Sponsors and explain to us in detail how you have determined that (1) the amounts
considered to be a cost of the purchase price were "direct costs" in accordance with
paragraph 24 of SFAS 141 and that (2) the amounts allocated to deferred finance

charges were appropriate under SAB Topic 2.A.6. In addition, tell us the period over which you plan to amortize the deferred finance charges and the basis for your determination.

Note 17 – Subsequent Events

Hertz Holdings Stock Incentive Plan, page F-78

52. We note that during May of 2006, you sold 1,757,354 shares of your common stock at a purchase price of $10.00 per share, as well as, granted 12,301,354 stock options with an exercise price of $10.00 per share, 800,000 stock options with an exercise price of $15.00 per share, and 800,000 options with an exercise price of $20.00 per share. We note that on June 12, 2006, you sold additional shares of common stock at $10.00 per share, and you granted additional options with an exercise price of $10.00 per share. Please tell us and disclose in MD&A how the exercise prices of the options and the purchase price of the common shares compare to your expected public offering price. In addition, your response should address the following matters with respect to the stock options and shares issued during the second quarter of fiscal year 2006:

- Tell us and explain in MD&A the method and significant assumptions used to determine the fair value of your common stock on the dates that you sold the common shares stock and issued the options.
- Discuss in MD&A each significant factor contributing to the difference between the fair value of your common shares as of the dates of issuance and your expected public offering price.
- Discuss in MD&A the valuation alternative selected to determine the fair value of your common shares. Furthermore, if management chose not to obtain a contemporaneous valuation of the shares by an independent valuation specialist, please explain why.

We note that similar disclosures should be provided with regard to the $6,000,000 Mr. Frissora has agreed to invest in your common stock at a price of $5.68 per share, as well as, with regard to any additional shares or options that you may decide to issue prior to the effectiveness of your registration statement. Furthermore, your disclosures in the subsequent events footnote to your financial statements for the period ended December 31, 2005 and the interim period should be expanded to discuss the accounting treatment of your common stock and option issuances. Please refer to the guidance outlined in paragraph 182 of the AICPA Audit and Accounting Practice Aid "Valuation of Privately-Held-Company Equity Securities Issued as Compensation".

Swaptions, page F-79

53. We note your disclosure that in May of 2006, HIL purchased two swaptions in connection with the forecasted issuance of permanent take-out international asset-based facilities. To the extent that you enter into formal commitments for new permanent take-out international asset-based facilities, and the terms of such facilities become known prior to the effectiveness of your registration statement, please expand your disclosures in the subsequent events footnote to your financial statements for the period ended December 31, 2005, and the interim period included in your registration statement, to discuss the following:

- The amount of commitment that you obtained.
- The interest rate(s) related to your facilities.
- The maturity date(s) of the facilities.
- Significant covenants, if any, that are associated with the facilities.
- The restrictions, if any, on your ability to pay dividends.
- Any other significant attributes of the facilities.

The "Liquidity and Capital Resources" section of your MD&A should also be revised to discuss the terms of any new debt facilities that you enter. Please refer to the requirements of Item 303(a)(1) of Regulation S-K.

Hertz Holdings Loan Facility and Dividend, page F-79

54. Please expand the disclosures in Note 17 to your financial statements for the year ended December 31, 2005 and Note 13 to your financial statements for the period ended March 31, 2006 to discuss the terms of the Hertz Holdings Loan Facility in greater detail. For example, please specifically discuss the expiration date of the facility, the option to convert the loan facility at its expiration date, the interest rate or basis for determining the interest rate (both prior to and if converted to senior unsecured notes), and the fact that additional interest will be accrued against any deferred interest payments. In addition, you should disclose any other material terms of the loan facility.

55. We note from your discussion of "The Offering" on page 8 of your registration statement, that you expect the exercise prices of your outstanding stock options to be adjusted downward by an amount equal to the Hertz Holdings Dividend paid on June 30, 2006 ($4.32 per share). It appears that the expected adjustment to the exercise of your options would represent a modification to the terms of your outstanding equity awards. As such, it appears that the expected adjustment would trigger re-measurement of your outstanding stock options in accordance with paragraph 51 of SFAS No. 123(R). Therefore, should you decide to reduce the

exercise price of your outstanding options (as expected), please disclose the
following information in MD&A:

- A description of the modification made to your stock options.
- The aggregate compensation expense that will be recognized over the vesting or
  service period of your outstanding options, based upon the fair value of your
  stock options as determined on the re-measurement date.
- A detailed description of how the aggregate and/or incremental compensation
  expense that will be recognized was calculated, including a discussion of the
  specific methods and significant assumptions applied to your computation.
- The amount of compensation expense that will be recognized during the
  quarterly period in which your initial public offering is completed.

The subsequent events footnote to your financial statements for year ended
December 31, 2005 and the interim period, as well as, all other applicable areas of
your registration statement should also be revised to provide similar disclosures.

Item 16. Exhibits and Financial Statement Schedules

56. Please file the Stock Purchase Agreement dated September 12, 2005 as an exhibit
    to the registration statement. See Item 601(b)(2) of Regulation S-K.

57. You indicate that Exhibit 21.1, list of subsidiaries, is incorporated by reference to
    the exhibit of the same number to the Annual Report on Form 10-K of The Hertz
    Corporation, as filed on April 5, 2006. We cannot locate this exhibit. Please
    advise or file.

* * * * *

As appropriate, please amend the registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to expedite
our review. Please furnish a cover letter with your amendment that keys your responses to
our comments and provides any requested supplemental information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jeffrey Sears at (202) 551-3302 or Michael Fay at (202) 551-3812 if you have questions regarding comments on the financial statements and related matters. Please contact H. Yuna Peng at (202) 551-3391or me at (202) 551-3454 with any other questions.

Regards,

Sara D. Kalin
Branch Chief - Legal

cc: Steven J. Slutzky, Esq.
       Debevoise & Plimpton LLP
       via facsimile: (212) 909-6836